Postal Code 20549-0303
								November 18, 2004

By Facsimile (202)776-2222  and U.S. Mail


Stuart A. Sheldon, Esq.
Thomas D. Twedt, Esq.
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C.  20036

	Re:	Cox Communications, Inc.
      	Revised Schedule TO/13E-3 filed November 17, 2004, as amended
      	Revised Schedule 14D-9
      	File No. 5-46251


Dear Messrs. Sheldon & Twedt:

      We have the following comments on your filings.


Schedule TO-T/13E-3

1. We note your response to our previous comment number 1. In transferring its Cox holdings to CEI-M, it would appear that Cox
DNS
is engaged in the transaction and should be a filing person on the
Schedule 13E-3.  Please advise or revise.

2. As noted in our previous comment number 2, it is our position that a material change in the offer occurs when the offer becomes fully financed, i.e., the financing condition is satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Accordingly, please confirm that you will keep the offer open for five days once the offer is fully financed. Alternatively, provide us with analysis as to why you believe that, notwithstanding the financing condition, the offer is currently financed.


4.	We note your response to our previous comments 5, 6 and 19.
Item 1015(b)(6) requires a summary of the findings and recommendations of any 1015 reports and the bases for and methods of arriving at such findings and recommendations. It does not appear that the descriptions provided for the presentations satisfy this requirement. Please revise to provide more complete disclosure regarding the presentations, including quantification, or provide your basis for not providing such disclosure. Further, the fact that the presentations were preliminary or not used as bases for evalution of the proposal but rather as negotiation tools would not seem to negate their characterization as Item 1015 reports requiring full Item 1015(b) disclosure.

5.	We note your response to our previous comment number 11.
Item
1015 of Regulation M-A requires the filing and disclosure of reports from outside parties that material relate to the transaction. It is unclear why you have concluded that the report was not relevant. In this regard, we note that Cox in considering its investment alternatives considered a share buyback. Goldman Sachs appears to have provided a report on investment alternatives including a buyback. Cox is now conducting a share buyback.

6.	We note your response to our previous comment number 13.
Please
expand to state why the special committee did not believe that an analysis of book value was material to its consideration.

Schedule 14D-9

7.	Please make corresponding changes to the Schedule 14D-9 as
applicable.


	Direct any questions to me at (202) 942-1918 or by facsimile at
(202) 942-9638.

								Sincerely,



								Pamela W. Carmody
								Special Counsel
								Office of Mergers
								and Acquisitions




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Cox Communications, Inc.
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